

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2022

Edward G. Sloane, Jr.
Chief Financial Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, Wisconsin 53719

> **Re: First Business Financial Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 4, 2022**
> **File No. 333-263296**

Dear Mr. Sloane:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance